Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-231160

May 7, 2020

Pricing Term Sheet

May 7, 2020

Discovery Communications, LLC

$1,000,000,000 3.625% Senior Notes due 2030 (the “2030 Notes”)

$1,000,000,000 4.650% Senior Notes due 2050 (the “2050 Notes”)

Issuer:	Discovery Communications, LLC

Parent Guarantor:	Discovery, Inc.

Subsidiary Guarantors:	Scripps Networks Interactive, Inc. and, in the future, each domestic subsidiary of the Parent Guarantor that guarantees the Issuer’s obligations under its revolving credit facility

Security Type / Format:	Senior Notes / SEC Registered

Aggregate Principal Amount Offered:	2030 Notes: $1,000,000,000 2050 Notes: $1,000,000,000

Maturity Date:	2030 Notes: May 15, 2030 2050 Notes: May 15, 2050

Coupon (Interest Rate):	2030 Notes: 3.625% 2050 Notes: 4.650%

Price to Public (Issue Price):	2030 Notes: 100.00% of principal amount 2050 Notes: 99.872% of principal amount

Underwriting Discount:	2030 Notes: 0.650% 2050 Notes: 0.875%

Yield to Maturity:	2030 Notes: 3.625% 2050 Notes: 4.658%

Spread to Benchmark Treasury:	2030 Notes: +300 bps 2050 Notes: +335 bps

Benchmark Treasury:	2030 Notes: UST 1.500% due February 15, 2030 2050 Notes: UST 2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	2030 Notes: 108-09 / 0.625% 2050 Notes: 126-02 / 1.308%

Net Proceeds to Issuer:	Aggregate net proceeds from sale of all notes offered pursuant to this Pricing Term Sheet will be approximately $1,983,470,000 after deducting underwriting discounts but before offering expenses.

Interest Payment Dates:	2030 Notes and 2050 Notes: May 15 and November 15 of each year, beginning November 15, 2020

Day Count Convention:	2030 Notes and 2050 Notes: 30/360

Make-whole Call:	2030 Notes: 45 basis points (prior to February 15, 2030) 2050 Notes: 50 basis points (prior to November 15, 2049)

Par Call:	2030 Notes: On or after February 15, 2030 2050 Notes: On or after November 15, 2049

Change of Control:	If a change of control triggering event occurs in respect of a series of Notes, unless the Issuer has exercised its right to redeem the Notes as described under “Make-whole Call” or “Par Call”, each holder of such series of Notes will have the right to require the Issuer to repurchase such Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	May 7, 2020

Settlement Date:	May 18, 2020 (T+7)

CUSIP / ISIN:	2030 Notes: 25470D BJ7 / US25470DBJ72 2050 Notes: 25470D BH1 / US25470DBH17

Ratings*:	Baa3 (stable) Moody’s Investors Service, Inc. BBB- (stable) Standard & Poor’s Ratings Services BBB- (stable) Fitch Ratings Ltd.

Joint Bookrunners:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Co-Managers:	Deutsche Bank Securities Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC HSBC Securities (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the senior notes will be made to investors on or about May 18, 2020 which will be the seventh business day following the date of this pricing term sheet (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the senior notes prior to the second business day before the date of delivery of the senior notes hereunder will be required, by virtue of the fact that the senior notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the senior notes who wish to trade the senior notes prior to the second business day before the date of delivery of the senior notes hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Credit Suisse Securities (USA) LLC at 1-800-221-1037 and Goldman Sachs & Co. LLC at 1-212-902-1171.

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